Exhibit 97

Compensation Clawback Policy

POLICY STATEMENT:

Premier Financial Corp. (the “Company”) has adopted this Compensation Clawback Policy (the “Policy”) in order to ensure that incentive compensation is paid based on accurate financial and operating data and the correct calculation of performance against applicable incentive targets.

In the event of a restatement of the financial or operating results of the Company or one of its affiliates or segments, as described below, the Company may seek recovery of incentive compensation that would not otherwise have been paid if the correct performance data had been used to determine the amount payable.

The Compensation Committee of the Board (the “Committee”) shall have full authority to interpret and enforce this Policy.

WHO SHOULD READ THIS POLICY:

This Policy should be read by all “Covered Employees” and all employees responsible for the preparation of the Company’s financial statements or the administration of the Company’s incentive compensation programs. This Policy applies to all “Executive Officers” of the Company, as such term is defined in Rule 10D-1(d) and Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the Company’s President; principal financial officer; principal accounting officer; any officer in charge of a principal business unit, division, or function; any other officer who performs a policy-making function; any other person who performs similar policy-making functions for the Company; and any other employee of the Company and its subsidiaries designated by the Board or the Committee from time to time by notice to the employee (collectively, the “Covered Employees”).

This Policy shall apply to all Covered Employees, regardless of whether an applicable Covered Employee was “at fault” for, or had knowledge of, errors that led to the restatement. Recovery of compensation received while an individual was serving in a non-executive capacity prior to becoming a Covered Employee will not be required; provided, that recovery will be required with respect to an employee who served as Covered Employee during the applicable time period and then was subsequently determined not to be a Covered Employee.

POLICY:

A.
Definitions:

Exhibit 97

For purposes of this Policy, “incentive compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of any Financial Reporting Measure, including performance bonuses and incentive awards (including stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, phantom equity, or other equity-based awards and compensation) paid, granted, awarded, vested or accrued under any Company plan or agreement, in the form of cash or Company common stock, that are based on any Financial Reporting Measure.

For purposes of this Policy, “Financial Reporting Measures” means measures that are determined in accordance with the accounting principles used in the Company’s financial statements, whether presented in or outside of the Company’s financial statements, any measures derived wholly or in part from such measures (including non-GAAP measures), and other performance measures that are affected by accounting-related information.

B.
Restatement of Financial or Operating Results:

The Company will recover reasonably promptly the amount of erroneously awarded incentive-based compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any Financial Reporting Measure, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (collectively, the “Overpayment”).

The date that the Company is required to prepare an accounting restatement is the earlier to occur of (i) the date the Company’s board of directors, a committee of the board of directors, or the officers of the Company authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an accounting restatement.

The amount of Overpayment subject to this Policy is the amount of incentive-based compensation received that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts, and must be computed without regard to any taxes paid. For incentive-based compensation based on (or derived from) stock price or total shareholder return where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the applicable accounting restatement, the amount shall be determined by the Committee based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received (in which case, the Company shall maintain documentation of such determination of that reasonable estimate and provide such documentation to Nasdaq). This amount extends to any amounts that are determined by the Committee to be recoverable pursuant to the Exchange Act, NASDAQ listing standards, and any other statutes, rules, regulations, policies, and guidance of governmental entities applicable to the Company (“Applicable Law”).

C.
Forms of Recovery

If the Committee determines to that recovery for the Overpayment is required under Applicable

Exhibit 97

Law, the Company shall have the right to demand that the Covered Employee reimburse the Company for the Overpayment. To the extent the Covered Employee does not reimburse the Company for the Overpayment, the Company shall have the right to sue for repayment and enforce the repayment through the reduction or cancellation of outstanding and future incentive or other compensation. To the extent any shares have been issued under vested awards or such shares have been sold by the Covered Employee, the Company shall have the right to cancel any other outstanding phantom or equity-based awards with a value equivalent to the Overpayment, as determined by the Committee. The Company’s obligation to recover erroneously awarded compensation is not dependent on if or when the restated financial statements are filed.

D.
Exceptions to Recovery

Notwithstanding anything herein to the contrary, the Company shall not be required to recover the Overpayment if the following conditions are met and the Committee determines that recovery would be impracticable:

1. The direct expenses paid to a third party to assist in enforcing this Policy against a Covered Employee would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the erroneously awarded incentive-based compensation, documented such reasonable attempt(s) to recover, and provided such documentation to NASDAQ; or

2. Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

E.
Time Period for Overpayment Review

The Company may recover any Overpayment at any time for the three completed fiscal years immediately preceding the date when the Company is required, or should have reasonably concluded that it was required, to prepare an accounting restatement for a given reporting period. For illustrative purposes only, this means that if the Company determines in November 2024 that a restatement is required going back to 2021 and files restated financial statements in January 2025, this Policy would apply to incentive-based compensation received in 2023, 2022, and 2021.

Notwithstanding the period identified above, this Policy will apply only to: (i) incentive-based compensation received after a Covered Employee began service as a Covered Employee and served as a Covered Employee at any time during the performance period for such incentive-based compensation; and (ii) incentive-based compensation received while the Company’s common stock is listed. Incentive-based compensation is deemed to be received with respect to a given reporting period even if payment or vesting occurs after such period.

Notwithstanding the above, if the Committee determines that any Covered Employee engaged in fraud or misconduct, the Committee shall be entitled to determine the Overpayment with respect to such Covered Employee for a period of six years after the act of fraud or misconduct.

F.
No Additional Payments

In no event shall the Company be required to award Covered Employees an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation

Exhibit 97

payment. The Company will not insure or indemnify any Covered Employee with respect to recoverable amounts, including paying or reimbursing the Covered Employee for premiums on any insurance policy covering such recoverable amounts.

G.
Administration

1.
Committee Determination Final. Any determination by the Committee (or by any officer of the Company to whom enforcement authority has been delegated) with respect to this Policy shall be final, conclusive, and binding on all interested parties.

2.
Applicability. This Policy applies to all incentive compensation granted, paid, awarded, vested, accrued, or credited, except to the extent prohibited by applicable law or any other legal obligation of the Company. Application of this Policy does not preclude the Company from taking any other action to enforce a Covered Employee’s obligations to the Company, including termination of employment or institution of civil or criminal proceedings.

3.
Other Laws. This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Covered Employee that is required pursuant to Applicable Law (regardless of whether implemented at any time prior to or following the adoption of this Policy).

4.
Amendment; Termination. The Committee may amend or terminate this Policy at any time in its sole discretion. The Committee shall annually review this Policy for any updates, amendments, or other modifications required or recommended pursuant to Applicable Law.

October 17, 2023